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                             May 15, 2023

       John Xu
       President and Chief Executive Officer
       Maison Solutions Inc.
       127 N Garfield Ave
       Monterey Park, CA 91754

                                                        Re: Maison Solutions
Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 4,
2023
                                                            CIK No. 0001892292

       Dear John Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted May 4, 2023

       Risk Factors, page 15

   1. Please add a new, separate risk factor to address the risks associated with your current default under the terms
of your loan with American First National Bank. In this regard, we note the discussion of
the default as an example in your existing risk factor disclosure on page 16 about how the
terms of your financing arrangements could restrict your
                                                        operations. Please also
update accordingly your Risk Factor Summary beginning page 7.
       Capitalization, page 43

   2. Please update your capitalization and dilution information to January 31, 2023.
 John Xu
Maison Solutions Inc.
May 15, 2023
Page 2
Change in Registrant's Certifying Accountant, page 115

3. Please state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof. Refer to Item 304(a)(1)(i) of Regulation S-K.
       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Xu
                                                            Division of
Corporation Finance
Comapany NameMaison Solutions Inc.
                                                            Office of Trade &
Services
May 15, 2023 Page 2
cc:       Mark Y Liu
FirstName LastName